RESULTS OF SHAREHOLDER MEETING
VIRTUS EQUITY TRUST
April 21, 2009
(Unaudited)


At a reconvened special meeting of shareholders of Virtus All-Cap Growth Fund, a former series of Virtus Equity Trust, held on April 21, 2009, shareholders voted on the following proposal:

Number of Eligible Shares Voted:

                               For              Against          Abstain
To approve an Agreement    2,793,349.802      104,024.651       356,474.587
and Plan of
Reorganization to merge
Virtus All-Cap Growth
Fund, a former series of
Virtus Equity Trust
into Virtus Strategic Growth
Fund, aseries of Virtus
Equity Trust

Shareholders of the Fund voted to approve the above proposal.